

August 29, 2012

Via E-mail
Ms. Marla Perdue, Interim Chief Financial Officer
Horne International, Inc.
3975 University Drive, Suite 100
Fairfax, VA 22030

> **Re: Horne International, Inc.**
> **Form 10-K for the year ended December 25, 2011**
> **Filed March 26, 2012**
> **Form 10-Q for the quarter ended June 24, 2012**
> **Filed August 16, 2012**
> **File No. 0-50373**

Dear Ms. Perdue:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 25, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Liquidity and Capital Resources, page 10

1.   To the extent that the financing agreement with United Capital Funding Corporation remains outstanding, please tell us what consideration you have given to filing this agreement as an exhibit to your annual report. Refer to Item 601(b)(10) of Regulation S-K. In future filings please expand disclosure of the material terms of this financing agreement, including duration, and whether the company is required to comply with any financial or restrictive covenants.

2011 Summary Compensation Table, page 36

2.   Please ensure that in future filings the summary compensation table is presented in the
        format specified in Item 402(n)(1) of Regulation S-K. For example, the title of the
        "Awards" column must indicate whether the compensation relates to "Stock Awards" or
        "Option Awards" in compliance with Items 402(n)(2)(v) and (vi) of Regulation S-K. In
        addition, the last two columns must properly identify in the title "All Other
        Compensation" and "Total" dollar value of all compensation. Refer to Items
        402(n)(2)(ix) and (x).

Certain Relationships and Related-Transactions, page 40

3.   We note disclosure incorporated by reference from Note 9 to the consolidated financial
        statements. We note that none of the loan agreements with the company's President and
        Chief Executive Officer have been filed as exhibits to the annual report. Please explain,
        or otherwise file them with your next periodic report.

Item 10. Directors, Executive Officers and Corporate Governance, page 32

4.   In future filings, please disclose Ms. Perdue's employment history for the past five years,
        including the name of the organizations in which she worked. Please refer to Item
        401(e)(1) of Regulation S-K.

Signatures, page 42

5.   In future filings please ensure that your controller or principal accounting officer signs
        the annual report. Any person who occupies more than one position shall indicate each
        capacity in which he or she signs the report. Please see General Instruction D(2)(a) and
        (b) of Form 10-K for information on required signatures.

Quarterly Report for the Period Ended June 24, 2012

Exhibits, page 19

6.   We note that you have not filed the interactive data exhibits as required by Item
        601(b)(101) of Regulation S-K, even though they have been listed as exhibits in the
        exhibit index. Please amend your quarterly report to provide the required interactive
        data.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood at (202) 551-3345, Era Anagnosti at (202) 551-3369 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief